Filed by Bite Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bite Acquisition Corp.

Commission File No.: 001-40055

Date: September 26, 2023

Above Food Corp. to Acquire AI-based Genomic Assets, Intellectual Property and Trait Development Technology Licensing Rights from NRGene

Regina, Saskatchewan, Canada and Ness-Ziona, Israel, September 26, 2023 –Above Food Corp. (“Above Food”), an innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products, and NRGene Technologies Ltd. (TASE: NRGN, "NRGene"), an Ag-Tech company engaged in research, development, commercialization of IP-intensive technologies and novel traits and varieties of crops and animals, announced today that they have entered into an asset-purchase agreement (“APA”) pursuant to which Above Food will purchase certain AI-based genomic assets, intellectual property, and trait development technology licensing rights from NRGene (the “NRGene Acquisition”).

Closing of the transactions under the APA is contingent on the closing of Above Food’s business combination with BITE Acquisition Corp. (“Bite”) and the subsequent listing of the combined company’s common shares on the New York Stock Exchange (the “Business Combination”). NRGene will receive a combination of cash and stock-based consideration, as well as royalties from commercialization of specific projects.

Above Food expects this transaction will empower it to accelerate the creation of elite varieties with genetic traits that we believe are valuable and beneficial to the food industry, at a faster pace and reduced cost. NRGene’s unique AI genomic technology has already demonstrated its effectiveness in over 300 projects spanning various key crops.

The transaction is intended to facilitate Above Food’s development and delivery to farmers, ingredient processors, and food manufacturers of elite crop varieties that boost crop productivity, improve nutritional values and ingredient and food processing efficiency, enhance functionality, and lower the CO2 footprint of the food supply chain.

Above Food will receive a license to NRGene’s proprietary TraitMAGIC™ technology. This technology is intended to facilitate efficient trait mapping and introgression of desirable traits into elite crops. Above Food expects that upon completion of the transaction a proficient R&D team of up to 10 team members of NRGene Canada Inc., (a wholly owned NRGene subsidiary), will join the Above Food Discovery Trait Genetics team.

In addition, NRGene will provide the following to Above Food:

•	Canola trait and germplasm featuring durable clubroot resistance and high protein content;
•	DNA markers for quality traits in additional Western Canadian grown crops; and
•	Genomic lab facilities located in Saskatoon, Canada.

NRGene Canada will continue with the development of novel seedlings for livestock feed and novel varieties of insects that consume agriculture waste streams, to be used as alternative protein sources for the companion pet food, and aquaculture markets.

Above Food’s President and Chief Executive Officer, Lionel Kambeitz, stated “We anticipate that the strengths of Above Food and NRGene coming together will create an industry leading trait genetics company focused on crop trait development. Combining NRGene's AI and genomics technology with the regenerative ag leadership of Above Food is a synergistic partnership that will allow us to continue to harness the power of innovation as we write the next chapter of our success stories in regenerative agriculture together.”

NRGene’s CEO, Gil Ronen, said, “Following the completion of our R&D phase, we searched for the best commercial partner to advance our traits and germplasm. Above Food's 'roots' in Canadian agriculture and global sales reach made it the ideal partner for commercializing existing traits and germplasm as well as developing additional traits in the long run. By joining forces, we believe we can pave the way towards a worldwide impact on global agricultural productivity and food security”.

About Above Food Corp.

Above Food Corp. is a differentiated, regenerative ingredient company that celebrates delicious products made with real nutritious, flavorful ingredients and delivered with transparency. Above Food’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, Above Food delivers nutritious foods to businesses and consumers with traceability and sustainability. Above Food’s consumer products and brands are available online at www.abovefood.com and in leading grocers across Canada and the United States.

About NRGene

NRGene is an AgTech company engaged in research, development and commercialization of IP intensive technologies and novel traits and varieties of crops and animals. The Company relies on a vast proprietary database and AI-based technologies to analyze genetic information to accelerate and improve the natural development of key crops and animals in the global agriculture and food industries. NRGene’s technology has been successfully implemented in over 300 projects for leading ag-tech and food-tech companies across the globe.

For more information, please visit the website at www.nrgene.com

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the completion of the proposed Business Combination, the ability of the combined company in the Business Combination (the “combined company”) to list on the New York Stock Exchange, the completion of the NRGene Acquisition, the anticipated benefits of the NRGene Acquisition and the amount and timing of synergies from the NRGene Acquisition. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Above Food’s, NRGene’s and Bite’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Above Food, NRGene and Bite. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the NRGene Acquisition may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the NRGene Acquisition; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the APA relating to the NRGene Acquisition; (iv) the effect of the announcement or pendency of the proposed acquisition on Above Food’s or NRGene’s business relationships, performance, and business generally; (v) risks that the NRGene Acquisition disrupts current plans of Above Food or NRGene and potential difficulties in Above Food or NRGene employee retention as a result of the NRGene Acquisition; (vi) the ability to implement business plans, forecasts, and other expectations after the completion of the NRGene Acquisition, and identify and realize additional opportunities; (vii) the enforceability of NRGene’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (viii) the ability of NRGene to protect its intellectual property and confidential information; (ix) changes in domestic and foreign business, market, financial, political and legal conditions; (x) the inability of Above Food and Bite to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the proposed Business Combination or that the approval of the stockholders of Bite or Above Food is not obtained, any of the other conditions to closing are not satisfied or that events or other circumstances give rise to the termination of the business combination agreement relating to the proposed Business Combination; (xi) changes to the structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (xii) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (xiii) the risk that the proposed Business Combination disrupts current plans and operations of Above Food as a result of the announcement and consummation of the proposed Business Combination; (xiv) failure to realize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xv) costs related to the proposed Business Combination and NRGene Acquisition; (xvi) changes in applicable law or regulations; (xvii) risks relating to the uncertainty of the projected financial information with respect to Above Food; (xviii) the outcome of any legal proceedings that may be instituted against Bite, Above Food or NRGene; (xix) the effects of competition on Above Food’s future business; (xx) the impact of the COVID-19 pandemic on Above Food’s business; (xxi) the ability of Bite or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed Business Combination or in the future; (xxii) the enforceability of Above Food’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; (xxiii) Above Food’s ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; and (xxiv) those factors discussed under the heading “Risk Factors” in Bite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and other documents filed, or to be filed, by Bite and/or Above Food (in case of Above Food, pursuant to the business combination agreement, through Above Food Ingredients Inc., an Alberta corporation (“TopCo”) with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Bite or Above Food presently know or that Bite or Above Food currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Bite’s and Above Food’s expectations, plans or forecasts of future events and views as of the date of this press release. Bite and Above Food anticipate that subsequent events and developments may cause Bite’s and Above Food’s assessments to change. However, while Bite and Above Food may elect to update these forward-looking statements at some point in the future, Bite and Above Food specifically disclaim any obligation to do so. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this press release is based on the estimates of Above Food and Bite management. Above Food and Bite obtained the industry, market and competitive position data used throughout this press release from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Above Food and Bite believe their estimates to be accurate as of the date of this press release. However, this information may prove to be inaccurate because of the method by which Above Food or Bite obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data and the voluntary nature of the data gathering process.

Important Information

This press release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bite and Above Food, through TopCo intend to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), including a proxy statement/prospectus relating to the proposed Business Combination, which will be mailed once definitive to holders of Bite’s common stock in connection with Bite’s solicitation of proxies for the vote by Bite’s stockholders regarding the proposed Business Combination and related matters, as will be described in the Registration Statement, and including a prospectus relating to, among other things, the offer of the securities to be issued by TopCo in connection with the proposed Business Combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information about Bite, Above Food and the proposed Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Bite or TopCo through the website maintained by the SEC at http://www.sec.gov. These documents (when they are available) can also be obtained free of charge from Bite upon written request to Bite by emailing alberto@biteacquisitioncorp.com.

Participants in the Solicitation

Bite and Above Food and their respective directors and certain of their respective executive officers, other members of management and employees, under SEC rules, may be considered participants in the solicitation of proxies with respect to the proposed Business Combination. Information about the directors and executive officers of Bite is included in Bite’s Annual Report on Form 10- K, filed with the SEC on March 31, 2023, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed Business Combination by Bite or TopCo. Stockholders, potential investors and other interested persons should read the Registration Statement (when available) carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or exchange, or the solicitation of an offer to sell, exchange, buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts

Above Food Corp.

investors@abovefood.com

NRGene
Daphna Tako
Marketing Director
daphna.tako@nrgene.com